

October 11, 2023

Brett Tighe
Chief Financial Officer
Okta, Inc.
100 First Street, Suite 600
San Francisco, CA 94105

> Re: **Okta, Inc.**
> **Form 10-K For Fiscal Year Ended January 31, 2023**
> **Response Dated September 27, 2023**
> **File No. 001-38044**

Dear Brett Tighe:

We have reviewed your September 27, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 14, 2023 letter.

Response Dated September 27, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

1. Your response to prior comment 2 indicates that you have implemented voluntary projects as part of your ESG program and purchased renewable energy certificates to match 100% of electricity consumption. In light of these projects and purchases, please provide support for the conclusion that increased demand for generation and transmission of energy from alternative energy sources has no material impacts on your operations or results. Include quantification of the project costs incurred during the periods covered by your Form 10-K and expected to be incurred in future periods, and tell us how you assessed materiality.

2. Your response to prior comment 3 indicates that you have "not experienced any material physical effects of climate change" and "did not identify any weather-related impacts on [your] business or any weather-related events that caused directly-attributable damages to

[your] operations or results." However, we note disclosure in your Form 10-K that describes events of PG&E shutting off power in order to reduce the risk of wildfires, which resulted in many of your employees being unable to work remotely. Please reconcile this apparent inconsistency, including by providing more information regarding the physical effects of climate change you and your suppliers have experienced during the periods covered by your Form 10-K. Provide the quantification of weather-related damages requested by our prior comment, and tell us how you assessed materiality.

3. We note your response to prior comment 3 regarding insurance. Please quantify for us the cost of insurance for each of the periods covered by your Form 10-K, and clarify how the upward trend in the costs of insurance noted in your response has affected your expectations for insurance costs and availability in future periods, including as a result of weather-related impacts.

    Please contact Charli Gibbs-Tabler at 202-551-6388 or Jennifer Angelini at 202-551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology